

John Lewis

Chief Operating Officer at Renaissanceman co

Metamora, Michigan, United States · **Contact info**

1 connection

 Renaissanceman co

 Oakland University

Experience



Chief Operating Officer
Renaissanceman co · Full-time
Mar 2021 – Present · 11 mos



Head Of Department
Rpm fitness · Full-time
Dec 2015 – Present · 6 yrs 2 mos
Birmingham, Michigan, United States

Education



Oakland University
Bachelor's degree, Kinesiology and Exercise Science
2008 – 2013